FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 10, 2019

1.         DATE, TIME AND PLACE: on December 10, 2019, at 12:00 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.         CALL TO ORDER AND ATTENDANCE: The call was duly made pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Ronaldo Iabrudi dos Santos Pereira, Jean-Charles Henri Naouri, Eleazar de Carvalho Filho, Frank-Philippe Georgin, Hervé Daudin, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Philippe Alarcon.

4.         AGENDA: (i) Analysis and deliberation about the Company's strategic planning for the years 2019 to 2021; and (ii) Analysis and deliberation about the management proposal of the issuance of shares under the Company's stock option program and the respective capital increase; (iii) Analysis and deliberation on the calendar of corporate events for the year 2020.

5.         RESOLUTIONS: The Messrs. members of the Board of Directors examined the items on the Agenda and took the following resolutions unanimously and without reservation:

5.1       Analysis and deliberation about the Company's strategic planning for the years 2019 to 2021: Mr. Christophe José Hidalgo made some considerations regarding Management's proposal for strategic planning for the years 2020 to 2022, which was widely discussed at the Company's Board of Directors and Advisory Committee meetings held in December 2019. Following the discussions, the Board Members resolved to approve the Company's strategic planning for the years 2020 to 2022, in line with the favorable recommendation of the Finance Committee;

5.2       Analysis and deliberation about the management proposal of the issuance of shares under the Company's stock option program and the respective capital increase: Analysis and deliberation on the proposal of issuance of shares under the terms of the stock option plan of the Company and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015 and at the Annual and Special Shareholders’ Meeting held on April 25, 2019 (“Compensation Plan”) and (ii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015 and at the Annual and Special Shareholders’ Meeting held on April 25, 2019 (“Stock Option Plan”, collectively with the Compensation Plan, the “Plans”) and resolved:

As a consequence of the exercise of options pertaining to Series B3, B4, B5 and B6 of the Compensation Plan, and to Series C3, C4, C5 and C6 of the Stock Option Plan, approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as provided by Article 6 of the Bylaws, the capital increase of the Company in the amount of R$ 2,941,062.71 (two million, nine hundred and forty one thousand and sixty two reais and seventy one centavos), by issuance of 88,564 (eighty eight thousand, five hundred and sixty four) preferred shares, whereas:

(i)                  8,048 (eight thousand and forty eight) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 80.48 (eighty reais and forty eight centavos), due to the exercise of options from Series B3;

(ii)                62,027 (sixty two thousand and twenty seven) preferred shares, at the issuance rate of R$ 37,21 (thirty-seven reais and twenty-one centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 2,308,024.67 (two million, three hundred and eight thousand and twenty four reais and sixty seven centavos), due to the exercise of options from Series C3;

(iii)              4,397 (four thousand, three hundred and ninety seven) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 43,97 (forty three reais and ninety seven centavos), due to the exercise of options from Series B4;

(iv)              6,065 (six thousand and sixty five) preferred shares, at the issuance rate of R$ 56.78 (fifty-six reais seventy-eight centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 344,370.70 (three hundred and forty four thousand, three hundred and seventy reais and seventy centavos), due to the exercise of options from Series C4;

(v)                2,849 (two thousand, eight hundred and forty nine) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 28.49 (twenty eight reais and forty nine centavos), due to the exercise of options from Series B5;

(vi)              3,929 (three thousand, nine hundred and twenty nine) preferred shares, at the issuance rate of R$ 62.61 (sixty-two reais and sixty-one centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 245,994.69 (two hundred and forty five thousand, nine hundred, ninety four reais and sixty nine centavos), due to the exercise of options from Series C5;

(vii)             647 (six hundred and forty seven) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 6.47 (six reais and forty seven centavos), due to the exercise of options from Series B6; and

(viii)           602 (six hundred and two) preferred shares, at the issuance rate of R$ 70.62 (seventy reais and sixty-two centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 42,513.24 (forty two thousand, five hundred and thirteen reais and twenty four centavos), due to the exercise of options from Series C6.

According to the Company’s By-laws, such preferred shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing preferred shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

Thus, the Company’s capital stock shall change from the current R$ 6,854,333,540.37 (six billion, eight hundred fifty-four million, three hundred and thirty-three thousand, five hundred and forty reais and thirty-seven centavos) to R$ 6,857,274,603.08 (six billion, eight hundred and fifty seven million, two hundred and seventy four thousand, six hundred and three reais and eight centavos), fully subscribed and paid for, divided into 267,997,424 (two hundred and sixty seven million, nine hundred and ninety seven thousand, four hundred and twenty four) shares with no par value, whereas 99,679,851 (ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one) of which are common shares and 168,317,573 (one hundred and sixty eight million, three hundred and seventeen thousand, five hundred and seventy three) of which are preferred shares. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda.;

5.3       Analysis and deliberation on the calendar of corporate events for the year 2020: Messrs. Members decided to approve the proposed corporate event calendar for the year 2020.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, December 10, 2019. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Ronaldo Iabrudi dos Santos Pereira, Jean-Charles Henri Naouri, Eleazar de Carvalho Filho, Frank-Philippe Georgin, Hervé Daudin, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Philippe Alarcon.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 10, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.